Exhibit 4.98

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.
Tel:  +353 (0) 1 669 9020   Fax:  +353 (0) 1 669 9028

Letter of Termination to Non Executive Directors

Dr William Mason
Non-Executive Director

October 09, 2009

Dear Bill

The Lead Investors and Abingworth LLP require that you stand down from the board on closing of the current financing transaction (the “Closing”). The Closing is expected to occur on or around October 16th, 2009.

As previously advised, I am pleased to confirm that each retiring non-executive director will be offered an option over 5000 Ordinary Shares per year of service; such stock options to vest on Closing and will expire, unless otherwise exercised, on June 30th, 2011.

This is, we believe, a fair and final settlement pursuant to your service on the Board of Directors.  Can I conclude by thanking you for your service and commitment to the Amarin Board over the past few years.

Yours sincerely

/s/ Thomas G. Lynch
Thomas G. Lynch
Chairman